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                     June 21, 2023

       Travis T. Thomas
       Chief Financial Officer
       Ring Energy, Inc.
       1725 Hughes Landing Blvd., Suite 900
       The Woodlands, TX 77380

                                                        Re: Ring Energy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36057

       Dear Travis T. Thomas:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation